December 20, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC    20549

Attention:    Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc. – File No. 000-29440
Form 10-K for the fiscal year ended December 31, 2011 (Filed March 29, 2012)
Form 10-Q for the quarterly period ended September 30, 2012 (Filed November 9, 2012)

Dear Mr. Krikorian:

We are in receipt of your letter dated November 21, 2012 (the “Comment Letter”) with regard to the above-referenced filings by Identive Group, Inc. (the “Company”). We acknowledge with appreciation the additional time granted by the Staff to reply to the Comment Letter and the extension to December 20, 2012, as confirmed by Mr. Ryan Rohn on November 26, 2012. We have reviewed and considered the questions raised by the Staff in the Comment Letter and set forth below our response thereto.

Form 10-K for the fiscal year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

Staff Comment No. 1

We note the disclosure on page 90 regarding the undistributed earnings of foreign subsidiaries. Tell us what consideration you gave to disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment No. 1

We advise the Staff that we did not disclose the amount of cash or cash equivalents held offshore because we consider the cash and cash equivalents held outside the United States that would be subject to tax upon repatriation as immaterial (approximately $20,000).

Identive Group, Inc.

1900 Carnegie Ave. • Bldg. B • Santa Ana, CA 92705 • USA

Phone: +1 949 250-8888 • Fax: +1 949 250 7372

www.identive-group.com

Except for one foreign subsidiary, we do not currently have earnings in our foreign subsidiaries; cash and cash equivalents that are held outside the United States are typically not cash generated from earnings that would be subject to tax upon repatriation if transferred to the United States.

As a result, in 2011 there was no material impact on liquidity relating to cash held outside the United States because we had access to this cash to fund domestic operations and obligations without any material income tax consequences. We acknowledge the Staff’s comment and advise the Staff that beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings, if in the future there are material undistributed earnings of foreign subsidiaries that would impact the Company’s liquidity, we will enhance our MD&A disclosure to discuss this impact, including potential taxes payable upon repatriation of such earnings to the United States.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 89

Staff Comment No. 2

We note your disclosure on page 90 which indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries as you have no intention of remitting these earnings. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2011 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Refer to FASB ASC 740-30-50-2.

Response to Comment No. 2

We advise the Staff that historically the Company has accumulated deficits in its foreign subsidiaries and, as disclosed on page 89, the Company had aggregate losses before income tax in its foreign subsidiaries in 2011. Other than one foreign subsidiary as disclosed on page 90, none of the Company’s subsidiaries had undistributed earnings. At December 31, 2011, this foreign subsidiary had approximately $2.3 million of undistributed earnings and cash and cash equivalents of approximately $20,000, and a deferred tax liability for the U.S. tax impact of the repatriation of these earnings was recorded. We acknowledge the Staff’s comment and, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings, we will clarify our disclosures to reflect these facts and include appropriate disclosure regarding any material amount of undistributed earnings in accordance with ASC 740-30-50-2.

Note 12. Segment Reporting, Geographic Information and Major Customers, page 91

Staff Comment No. 3

We note your disclosure of “Americas” revenue and long-lived assets on page 93. Please tell us what consideration you gave to FASB ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for the United States, your country of domicile.

Response to Comment No. 3

We acknowledge the Staff’s comment and agree that revenue and long-lived assets should be disclosed for the United States, Identive’s country of domicile, in accordance with FASB ASC 280-10-50-41. We advise the Staff, however, that 99% of Americas revenue for the year ended December 31, 2011 constitutes revenue from external customers in the United States, with the remaining revenue from external customers attributed to Canada and Latin America. We also advise the Staff that 99.8% of Americas long-lived assets reported for the year ended December 31, 2011 constitutes assets from United States and remaining assets are related to Canada. Due to the insignificance of the revenue from external customers and long-lived assets from outside the United States included within Americas for the periods reported, the Company does not consider that any amendment to the existing disclosures is required at this time. Nonetheless, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings containing the Company’s consolidated financial statements, the Company will separately report revenue and long-lived assets attributed to the United States in accordance with FASB ASC 280-10-50-41. In addition, the Company will continue to evaluate the materiality of revenue from external customers and long-lived assets for individual foreign countries, and will provide required disclosure in its future filings as necessary for any individual countries that meet the materiality guidelines.

Staff Comment No. 4

Your disclosures on page 43 indicate that sales in Europe and the Middle East increased due to sales for the German national ID program and the German electronic healthcard program. Your disclosures also indicate that shipments for the German electronic ID program accounted for $7.6 million of revenue in 2011. Please tell us if any specific countries, such as Germany, are material to your consolidated revenues and tell us your consideration of FASB ASC 280-10-50-41(a).

Response to Comment No. 4

We acknowledge the Staff’s comment and advise the Staff that, upon further review, the Company has determined that revenue from external customers attributable to each of Germany and Singapore is material and subject to FASB ASC 280-10-50-41(a) for the year ended December 31, 2011. The revenue from external customers attributable to Germany and Singapore constituted approximately 30% and 10%, respectively, of our total consolidated revenue. Revenue from Germany and Singapore accounted for 74% and 63% of the reported revenue in the Europe and Asia-Pacific geographical regions, respectively. Due to the fact that such countries account for a substantial part of the reported revenue in their specific geographic regions, we consider the current disclosures are adequate. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings, we will provide a break-out of specific countries in accordance with FASB ASC 280-10-50-41(a), as applicable. In addition, we will continue to evaluate the materiality of revenue for individual countries and, where appropriate in future filings, we will expand our geographic disclosure to include specific countries as necessary to comply with FASB ASC 280-10-50-41(a).

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Consolidated Statements of Operations, page 3

Staff Comment No. 5

We note your disclosure on page 8 that you reclassified the amounts related to re-measurement of contingent consideration from general and administrative to non-operating income/loss. Please explain your basis for classifying these costs as non-operating. In this regard, it is unclear to us how these would be considered non-operating as the amounts relate to an acquired business.

Response to Comment No. 5

In response to the Staff’s comment, we have further considered the classification of amounts related to the re-measurement of contingent consideration. We advise the Staff that prior to June 30, 2012, any changes in the fair value of contingent consideration were primarily a result of passage of time (reduced impact of discounting) and were included in general and administration expenses in the condensed consolidated statements of operations. During the second quarter of 2012, the Company performed an interim goodwill impairment analysis as of June 30, 2012. In light of this analysis, there were significant changes in the range of outcomes for the contingent consideration recognized as of the acquisition dates and it was determined that there is no future expectation of payments of contingent consideration. As a result, the total contingent consideration liability was remeasured to fair value in accordance with ASC 480. At this time, the Company considered the guidance under FASB Statement of Financial Accounting Concepts No. 6 (“CON6”), Elements of Financial Statements, and determined that the most appropriate classification for changes in contingent consideration was non-operating as it is not directly a part of major ongoing or central operations and therefore reclassified the prior period amounts as well to conform to the current period presentation.

Upon further review, we have determined that the classification for remeasurement of contingent consideration should be presented as part of operating expenses/income in the Company’s consolidated statements of operations. As this is a reclassification item and does not have any impact on the consolidated net loss, we have concluded that it is not necessary to amend the Company’s 2012 second and third quarter financial statements. We advise the Staff that we will present the amount as part of operating expenses/income in our consolidated statements of operations for the year ending December 31, 2012 and will include the restated 2012 second and third quarter results in the interim footnote disclosure of our 2012 Annual Report on Form 10-K. In addition, we will include the restated 2012 second and third quarter results in our second and third quarter 2013 Form 10-Q filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates – Revenue Recognition, page 40

Staff Comment No. 6

We note that you have expanded your policy on page 41 to discuss your revenue arrangements for multi-functional customer cards based on RFID contactless chips. Your expanded disclosures appear to discuss the nature of these arrangements; however, they do not discuss how you recognize revenue from these arrangements. Please advise. As part of your response, please explain to us how you obtained sufficient historical information to determine card breakage rates considering that this appears to be a new offering.

Response to Comment No. 6

We acknowledge the Staff’s comment and agree that the expanded MD&A disclosure of revenue arrangements for multifunctional customer cards based on RFID contactless chips (“smart cards”) would benefit from a more robust discussion of how the revenue is recognized on these arrangements. We advise the Staff that the related revenue recognition policy was expanded upon our acquisition of payment solution AG (“payment solution”) in January 2012 as described in Note 3 to the condensed consolidated financial statements in Form 10-Q for the quarter period ended September 30, 2012. Supplementally, we advise the Staff that our determination of breakage rates is based on historical redemption patterns experienced by payment solution since it began selling smart cards in 2007. We advise the Staff that, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 and in future filings, we will enhance our disclosure regarding our critical accounting policy on revenue recognition to address the areas identified by the Staff consistent with the proposed disclosure shown below.

Intended future disclosure:

“In revenue arrangements associated with payment solution which was acquired in January 2012, we facilitate cashless payments by providing an integrated payment system (“system”) for sports stadiums, arenas, theme parks and other venues for leisure and entertainment (“recreational facilities”) throughout Europe, including multi-functional customer cards based on RFID contactless chip technology (“smart cards” or “cards”) and comprehensive payment management software. The system is designed to ensure the seamless interaction of all relevant components such as ticketing, access, point-of-sale, parking, etc. In addition to the smart cards and software, the system consists of readers and communication infrastructure, all supplied and implemented by us. Our system enables consumers at recreational facilities to make quick, cashless payments for food, beverages and merchandise. We offer our customers the option of purchasing a turnkey solution or entering into a multi-year contract under which we continue to operate and maintain responsibility for the system over a set period, in return for sharing in the revenue generated. The revenue on a turnkey solution is recognized in accordance with ASU 2009-13, when all the revenue recognition criteria have been met. Under the multi-year contract, we are entitled to various cash processing fee and commission according to the terms of each specific contract. Under certain of the multi-year contract we are also entitled to card breakage income as described below. The cash processing fee and commission on multi-year contract is recognized, when all the revenue recognition criteria have been met. Smart cards are used by consumers to make purchases at the recreational facilities and they pay an initial deposit fee to obtain the cards and then may load money onto the cards to enable purchases. There may be an unredeemed balance on the cards at any given time. Although there are expiration dates on the cards, our practice has been to honor all cards presented for payment or redemption. We do not charge any service fees that cause a decrease in the card balance. Revenues from unredeemed balances on cards are estimated and recognized when the likelihood of the card being redeemed by the customer is remote (“card breakage income”), based on an aging of card balances and historical evidence of redemption rates. We determine the likelihood of redemption to be remote for cards due to, among other things, long periods of inactivity and change in customer behavior as part of the normal accounting processes performed each reporting period. Based on our historical information, including the historical redemption patterns experienced by payment solution during its pre-acquisition period, we make a determination of the likelihood of a card remaining unredeemed 12 months after the card is issued and recognize breakage income accordingly. Card breakage income is included in revenue in our consolidated statements of operations.

* * * * * * * *

In preparing the foregoing response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding the information contained in this letter may be directed to the undersigned at (+44 7770 316669) (dwear@identive-group.com) or Barbara A. Jones, Esq., Greenberg Traurig, LLP at (617) 310-6064 (jonesb@gtlaw.com).

Very truly yours,

IDENTIVE GROUP, INC.

By:	/s/ DAVID WEAR
Name: David Wear
Title: Chief Financial Officer

cc:	Ayman S. Ashour, Chairman and CEO, Identive Group, Inc.
Christine Davis, Assistant Chief Accountant, SEC
Ryan Rohn, Staff Accountant, SEC
Barbara A. Jones, Esq., Greenberg Traurig, LLP